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                                           Filed by MediChem Life Sciences, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                   Subject Company: MediChem Life Sciences, Inc.
                                                   Commission File No. 000-31781
                                              Press Release dated March 14, 2002

FOR IMMEDIATE RELEASE
---------------------
CONTACT:   TED CARITHERS AT MEDICHEM, 630-783-4911


            MEDICHEM LIFE SCIENCES ANNOUNCES STOCKHOLDER APPROVAL OF
                          MERGER WITH DECODE GENETICS

Chicago, Ill., March 14, 2002 - MediChem Life Sciences (NASDAQ: MCLS), a Chicago-based drug discovery company, announced today that its stockholders overwhelmingly voted to approve a proposal to merge with deCODE genetics, Inc. The transaction is expected to close tomorrow, March 15, 2002.

The combination of deCODE's genomic-based target discovery program and MediChem's small molecule discovery and development capabilities will yield a powerful engine for discovering new drugs. In addition to developing small molecule drugs with deCODE, MediChem will continue to provide chemistry-based drug discovery and development services to other pharmaceutical and biotechnology customers.

"Many people have worked long and hard to get to this point. I would like to thank the MediChem constituents for their interest and support for completing the merger including our staff, board of directors, shareholders, and advisors." said MediChem president and CEO Michael T. Flavin, Ph.D. "MediChem has assembled exceptional scientific teams in structural proteomics, computational chemistry, medicinal chemistry and chemical development. We look forward to building upon these teams with deCODE to create a fully-integrated biopharmaceutical company."

In this transaction, UBS Warburg LLC acted as financial advisors to MediChem. The Company also wishes to acknowledge the efforts of William Blair & Company who acted as a financial advisor in executing its overall financing strategy.

ABOUT MEDICHEM

MediChem Life Sciences (www.medichem.com) is a drug discovery company that combines the power of structural proteomics with medicinal chemistry to deliver more effective drugs and drug targets. MediChem's technology platform includes a broad


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range of integrated R&D capabilities. MediChem partners with pharmaceutical and biotechnology companies in addition to conducting proprietary research.

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This press release contains forward-looking statements within the meaning of the
"safe harbor" provisions of the Private Securities Litigation Reform Act of
1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those relating to risks that the merger will not be consummated and other risks identified from time to time in reports and other documents that deCODE and MediChem files with the Security and Exchange Commission. MediChem is under no obligation to (and expressly disclaims any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER TRANSACTION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND FIRST MAILED TO MEDICHEM'S STOCKHOLDERS ON OR ABOUT FEBRUARY 13, 2002. Copies of the proxy statement/prospectus (and other documents filed by MediChem) may be obtained free of charge at the Commission's website at www.sec.gov. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the proxy statement/prospectus, MediChem files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by MediChem at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. MediChem's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

MediChem, its respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of MediChem with respect to the transactions contemplated by the merger agreement. A description of any interests that MediChem's directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

This press release is not an offer to purchase shares of MediChem, nor is it an offer to sell shares of deCODE common stock which may be issued in any proposed merger with MediChem. Any issuance of deCODE common stock in any proposed merger with MediChem would have to be registered under the Securities Act of 1933, as amended and such deCODE common stock would be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.

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